[MAYER, BROWN, ROWE & MAW LETTERHEAD]

May 10, 2005	Mayer, Brown, Rowe & Maw LLP 190 South La Salle Street Chicago, Illinois 60603-3441
Via EDGAR and Courier	Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrownrowe.com

Ms. Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Mail Stop 0510
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
Crompton Corporation
Form S-4 filed April 5, 2005
Form 10-K for year ended December 31, 2004
File Nos. 333-123857 and 001-15339

Dear Ms. Long:

This letter responds to the staff's comment letters of May 3, 2005 and May 6, 2005 addressed to Mr. Lynn A. Schefsky regarding (1) the registration statement on Form S-4 (File No. 333-123857) (the "Registration Statement") filed by Crompton Corporation ("Crompton") on April 5, 2005 and (2) Crompton's annual report on Form 10-K for the year ended December 31, 2004 (File No. 001-15339). A responsive amendment to the Registration Statement is being filed contemporaneously. The responses of Crompton and Great Lakes Chemical Corporation ("Great Lakes") to the staff's comments are set forth below.

RESPONSES TO COMMENTS IN SEC COMMENT LETTER DATED MAY 3, 2005

FORM S-4 FILED APRIL 5, 2005

General

SEC Comment

1.
Please relocate the section entitled "Questions and Answers About the Merger" to follow the table of contents.

Berlin  Brussels  Charlotte  Chicago  Cologne  Frankfurt  Houston  London  Los Angeles  New York  Palo Alto  Paris  Washington, D.C.
Independent Mexico City Correspondent: Jauregui, Navarrete y Nader S.C.

Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

Mayer, Brown, Rowe & Maw LLP

Ms. Pamela A. Long

Answer

The section entitled "Questions and Answers About the Merger" has been relocated to follow the table of contents.

SEC Comment

2.
Please revise the disclosure throughout the prospectus regarding the $90 million to $100 million cost savings resulting from the proposed merger to reflect the fact that these savings will be phased in over a three year period and will only be 85% achieved by 2006. In this regard, we note the disclosure in your Rule 425 filing on March 9, 2005.

Answer

Disclosure has been added at pages 4 and 35 in response to this comment.

SEC Comment

3.
We note the disclosure in your Rule 425 filing on March 9, 2005 regarding Great Lakes' adjusted operating income, which is a non-GAAP financial measure. We also note the footnote referring investors to Great Lakes' website for the reconciliation of this non-GAAP financial measure to the most comparable financial measure calculated in accordance with GAAP. Please disclose this non-GAAP financial measure in the prospectus along with the related disclosures required by Item 10(e) of Regulation S-K. In addition, it does not appear that the reconciliation referenced in the footnote appears on Great Lakes' website. Please advise.

Answer

Disclosure has been added at pages 108 and 109 in response to this comment. In addition, a reconciliation of non-GAAP financial measures is included on the Great Lakes website as an attachment to the earnings releases made quarterly. Great Lakes has modified its website to more prominently display these reconciliations, by including a prominent link to the applicable Regulation G reconciliation information under the website heading for "Financial Information."

SEC Comment

4.
We note from your Form 8-K filed April 26, 2005 that your Form 10-Q for the quarter ended March 31, 2005 will present the Refined Products business as a discontinued operation. If your Form S-4 does not go effective prior to the date your Form 10-Q is due, paragraph 43 of SFAS 144 and Item 10(b)(2) of Form S-4 requires that all periods prior to the date you adopted a qualifying plan to discontinue this business be restated. As such, please restate your December 31, 2004 historical financial statements and pro forma financial statements accordingly.

Mayer, Brown, Rowe & Maw LLP

Ms. Pamela A. Long

Answer

In Crompton's Form 10-Q for the quarter ended March 31, 2005, filed May 9, 2005, the assets and liabilities of the Refined Products business that are expected to be sold have been reflected on the condensed consolidated balance sheets as "Assets held for sale" and "Liabilities held for sale", respectively. In addition, the results of operations of the Refined Products business have been reflected in the condensed consolidated statement of operations as "Earnings from discontinued operations". Prior to the time at which Crompton's Form S-4 goes effective, Crompton will file a Form 8-K that will restate Crompton's historical financial statements to reflect the Refined Products business as a discontinued operation, as required by SFAS 144 and Item 10(b)(2) of Form S-4. In addition, subsequent to filing that Form 8-K and prior to requesting effectiveness of the Form S-4, Crompton intends to file an amendment to the Form S-4 to restate the December 31, 2004 pro forma financial information to exclude the Refined Products business from Crompton's historical results of continuing operations and the selected historical consolidated financial data of Crompton.

SEC Comment

5.
Please be advised that we may have additional comments on certain of your international operations that will follow by separate letter.

Answer

Crompton's response to the separate letter from the staff dated May 6, 2005 regarding international operations is set forth at the end of this letter.

Risk Factors, page 13

SEC Comment

6.
Please add risk factor disclosure regarding the risks associated with each of the following matters:

•
the material weaknesses in your internal control over financial reporting identified in your annual report on Form 10-K for the fiscal year ended December 31, 2004;

•
the proposed merger not being treated as a reorganization for tax purposes; and

•
the potential impact of regulatory approvals, including possible delays in closing the proposed merger, reductions in the benefits of the proposed merger to security holders if regulators impose conditions or restrictions on the combined company, or increases in transaction costs.

Mayer, Brown, Rowe & Maw LLP

Ms. Pamela A. Long

Answer

Risk factor disclosure regarding the potential impact of regulatory approvals related to the merger has been added at page 16 in response to this comment.

Crompton respectfully submits that risk factor disclosure in the Form S-4 regarding the material weakness identified in Crompton's Form 10-K for the fiscal year ended December 31, 2004 is not appropriate given the nature of the material weakness and the steps taken by Crompton to remedy the weakness, in each case as described in more detail in the response to comment 77. In particular, Crompton notes that the errors resulted from an isolated control weakness that originated in the 4th quarter of 2004 and were corrected in the same period, with no resulting impact on any of Crompton's reported financial statements.

Crompton also respectfully submits that risk factor disclosure in the Form S-4 regarding the possibility of the merger not being treated as a reorganization for U.S. federal income taxes is not appropriate. Of course, tax risk varies from transaction to transaction depending on various facts and circumstances. In this case, Crompton and Great Lakes believe the risk that the merger will not be treated as a reorganization for U.S. federal income tax purposes to be remote. In this regard, Crompton notes that the law firms representing Crompton and Great Lakes will both render "will" level opinions that the merger will qualify as a reorganization for U.S. federal income tax purposes. Among tax practitioners, a "will" level opinion indicates a very high degree of confidence in the conclusions expressed in the opinion.

SEC Comment

7.
Please add risk factor disclosure regarding the risks associated with your business that have been previously disclosed in your other Securities Act filings. In this regard, we note the risk factor disclosure in your Rule 424(b)(3) prospectus filed on January 25, 2005.

Answer

Additional risk factor disclosure has been added at pages 14 through 19 in response to this comment and the staff's other comments. Crompton respectfully submits that some of the risk factor disclosure previously disclosed in Crompton's other Securities Act filings, including those in the Rule 424(b)(3) prospectus filed on January 25, 2005, is not appropriate in this context. The January 25, 2005 prospectus, in particular, related to debt and included risk factors that, while relevant to an issuance of Crompton debt, are not relevant to holders of Great Lakes common stock who will receive Crompton common stock in connection with the proposed merger. In addition to the differences in the securities being offered, given the similarity between Crompton's and Great Lakes' businesses some of the risks relevant to a decision to make a new investment in Crompton debt are not relevant to an investor in Great Lakes whose investment is already subject to many of the same risks associated with an investment in the combined company.

Mayer, Brown, Rowe & Maw LLP

Ms. Pamela A. Long

The combined company may not be able to integrate the operations..., page 13

SEC Comment

8.
After every merger, there are risks that the companies may not successfully integrate. Rather than describe this risk as it applies to all companies that merge, focus on disclosing the risks that are unique to your company and Great Lakes and how a failure to integrate these companies will negatively affect the combined company and its security holders. For example, consider discussing the problems associated with your previous merger, which is disclosed in your Rule 425 filing on March 10, 2005. Please review accordingly.

Answer

The disclosure at page 14 has been revised in response to this comment.

The market value of the consideration to Great Lakes stockholders at the..., page 13

SEC Comment

9.
Please provide a cross reference to the section entitled "Market Prices of Crompton and Great Lakes Common Stock on Important Dates" on page 3 so that investors may assess the magnitude of the risk described under this subheading.

Answer

A cross reference to the section entitled "Market Prices of Crompton and Great Lakes Common Stock on Important Dates" has been added at page 14 in response to this comment.

The merger may be dilutive to various financial measurements..., page 13

SEC Comment

10.
Please disclose the actual risk to investors, namely that the dilution could cause the market price of the combined company's common stock to decline.

Answer

The disclosure at page 14 has been revised in response to this comment.

The combined company expects to incur significant costs in connection..., page 14

SEC Comment

11.
It is not clear from the disclosure under this subheading why the costs of the proposed merger make this offering risky or speculative. Please explain the risk to investors in greater detail.

Mayer, Brown, Rowe & Maw LLP

Ms. Pamela A. Long

Answer

The dsclosure at page 15 has been revised in response to this comment.

The combined company's credit ratings are expected to be below investment..., page 14

SEC Comment

12.
Please explain why the combined company's credit rating is expected to be below investment grade. In addition, please explain why such a credit rating makes this offering risky or speculative. For example, will it affect the combined company's ability to borrow funds or impact financial covenants?

Answer

Crompton supplementally advises the staff that both Standard & Poor's Rating Services and Moody's Investor Service, Inc. issued releases on March 9, 2005 placing their ratings of both Crompton and Great Lakes under review. Standard & Poor's report stated that, upon completion of the merger, it would raise Crompton's corporate credit rating to BB+ (from BB-) and lower Great Lakes' corporate credit rating to BB+ (from BBB+). A corporate credit rating from Standard & Poor's of BB+ is considered to be below investment grade. Moody's report stated that it has placed Crompton's rating on review for possible upgrade and Great Lakes' rating on review for possible downgrade, noting in the report that there is a possibility Moody's rating of Great Lakes will fall below investment grade as a result of the merger.

The disclosure at pages 15 and 16 has been revised in response to this comment.

Crompton and Great Lakes are, and the combined company will be, subject..., page 15

SEC Comment

13.
All companies with international operations are subject to the risks disclosed under this subheading. Rather than describe this risk as it applies to all companies with international operations, focus on disclosing the risks that are unique to the combined company and how these risks may negatively affect the combined company and its security holders. Please revise accordingly.

Answer

The disclosure at pages 17 and 18 has been revised in response to this comment.

Mayer, Brown, Rowe & Maw LLP

Ms. Pamela A. Long

The results of operations of Crompton and Great Lakes are, and the combined..., page 16

SEC Comment

14.
Please provide specific examples of exchange rate fluctuations that have materially affected your company and/or Great Lakes so that investors may assess the magnitude of the risk described under this subheading.

Answer

The disclosure at page 18 has been revised in response to this comment.

Crompton has charter and other provisions that may make it difficult..., page 17

SEC Comment

15.
Please revise this risk factor to disclose the actual risk to an investor, namely that these anti-takeover provisions may prevent or frustrate attempts to effect a transaction that is in the best interests of security holders.

Answer

The disclosure at page 20 has been revised in response to this comment.

The Merger, page 26

Background of the Merger, page 26

SEC Comment

16.
The disclosure throughout this section does not describe in sufficient detail Great Lakes' discussions regarding possible strategic alternatives with third parties and the reasons why these discussions were terminated. The disclosure should provide sufficient detail, including the terms of any proposed offers and why these offers were not deemed acceptable by Great Lakes, so that investors may understand the alternatives that Great Lakes considered and why Great Lakes considered them inferior to its proposed merger with your company. Please revise accordingly.

Answer

The disclosure at pages 27 through 32 has been revised in response to this comment.

SEC Comment

17.
We note the disclosure in the first paragraph on page 26. Please disclose the information required by Item 1015(b)(3) of Regulation M-A with respect to the selection of Merrill Lynch as Great Lakes' financial advisor. For example, did Great Lakes look at other potential financial advisors and, if so, why did Great Lakes choose Merrill Lynch?

Mayer, Brown, Rowe & Maw LLP

Ms. Pamela A. Long

Answer

The disclosure at page 28 has been revised in response to this comment.

SEC Comment

18.
Please explain why you engaged two financial advisors to advise you in connection with the proposed merger.

Answer

Disclosure has been added at page 32 in response to this comment.

SEC Comment

19.
We note the disclosure in the first sentence of the second paragraph on page 26. Please briefly describe the consulting firm's report to Great Lakes' board of directors regarding the consumer products business. In addition, please expand the disclosure to discuss the considerations, if any, that Great Lakes' board of directors gave to strategic alternatives involving the consumer products business.

Answer

The disclosure at page 28 has been revised in response to this comment.

SEC Comment

20.
We note the disclosure in the sixth paragraph on page 26. Please disclose why Great Lakes entered into an exclusivity agreement at that time despite having recently met with representatives of your company and being in the process of identifying other potential buyers.

Answer

The disclosure at pages 28 and 29 has been revised in response to this comment.

SEC Comment

21.
We note the disclosure in the second sentence of the fifth full paragraph on page 27. Please explain why Mr. Andrews did not believe your offer would be attractive to security holders.

Mayer, Brown, Rowe & Maw LLP

Ms. Pamela A. Long

Answer

The disclosure at page 30 has been revised in response to this comment.

SEC Comment

22.
We note the disclosure in the last paragraph on page 28. Please explain why Great Lakes believed that pursuing a transaction with your company was more attractive than the other strategic options at that time.

Answer

The disclosure at page 31 has been revised in response to this comment.

SEC Comment

23.
We note the disclosure regarding the proposed exchange ratio in the third and fourth full paragraphs on page 29. Please clarify whether and, if so, why the exchange ratio changed between February 15, 2005 and February 16, 2005. Please also clarify what relationship, if any, these exchange ratios had to the 52-week high price of Great Lakes common stock that the Great Lakes board desired. In this regard, please also disclose, under "Recommendation of Great Lakes Board...," if the board considered whether the exchange ratio would be likely to achieve its objective of obtaining a premium that is based on the 52-week high price of Great Lakes' common stock in approving and recommending the merger to stockholders.

Answer

The disclosure at pages 32, 34, 35 and 38 has been revised in response to this comment.

SEC Comment

24.
We note the disclosure throughout this section regarding management's belief that Great Lakes' board of directors would not accept a proposal that did not offer a meaningful premium to Great Lakes' security holders. Please expand the disclosure to discuss why Great Lakes' board of directors ultimately accepted a proposal that does not appear to offer such a premium and in fact could decrease prior to closing.

Answer

The disclosure at pages 28 through 35 has been revised in response to this comment.

SEC Comment

25.
Please clarify the negotiations regarding board representation. In this regard, we note that the final agreement reflects an eleven member board of directors with five directors

Mayer, Brown, Rowe & Maw LLP

Ms. Pamela A. Long

  nominated by Great Lakes and six directors nominated by your company. However, the latest disclosure in this section regarding this issue, which is set forth in the third last and last paragraphs on page 29, does not reconcile to this final agreement. Please revise accordingly.

Answer

The disclosure at page 34 has been revised in response to this comment.

Recommendation of Crompton's Board of Directors and Reasons for the Merger, page 32

SEC Comment

26.
It appears that all convertible securities, including stock options and restricted share units, vest immediately upon the closing of the proposed merger. Please disclose whether the combined company intends to offer employment packages, equity awards and/or other incentives to Great Lakes employees upon the closing of the proposed merger to incentivize employees to remain with the combined company.

Answer

The disclosure at pages 5, 68 and 69 has been revised in response to this comment.

Opinions of Financial Advisors, page 36

SEC Comment

27.
Please supplementally provide to us copies of the information that the financial advisors provided to the boards of directors of your company and Great Lakes in connection with the proposed merger, including any "board books" and summaries of oral presentations. We may have additional comments upon review of these materials.

Answer

Each of Citigroup, Merrill Lynch and Morgan Stanley (or their respective legal counsel) will supplementally provide you copies, under separate cover, of all written materials that it provided to Crompton's or Great Lakes' board of directors, as the case may be, in connection with the proposed merger. These materials will be delivered together with a request for confidential treatment under the Freedom of Information Act.

SEC Comment

28.
We note the disclosure regarding the financial forecasts and projections of your company and Great Lakes in, the second bullet point on page 37, the third bullet point on page 45 and the second bullet point on page 52. Please disclose these financial forecasts and projections under an appropriately titled heading.

Mayer, Brown, Rowe & Maw LLP

Ms. Pamela A. Long

Answer

Disclosure has been added at pages 39 and 40 in response to this comment.

Opinion of Citigroup Global Markets, Inc.—Financial Advisor to Crompton, page 36

SEC Comment

29.
We note the disclosure in the last sentence of the second paragraph of this section. Please delete this qualification as security holders are entitled to rely on this disclosure.

Answer

Crompton respectfully submits that the above-referenced qualification does not impair the right of security holders to rely on the disclosure in this section. Accordingly, Crompton has not deleted this qualification.

SEC Comment

30.
We note the disclosure in the last bullet point on page 37 that Citigroup "conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citigroup deemed appropriate in arriving at its opinion." Please describe these other analyses and examinations that Citigroup performed and discuss the other information, and financial, economic and market criteria that it took into account for the purposes of its fairness opinion, or otherwise delete this reference.

Answer

The highlighted language in the summary is taken directly from Citigroup's fairness opinion, the full text of which appears in Annex B, and a summary of the material financial and comparative analyses performed by Citigroup and presented to the Crompton board of directors is included in the disclosure. This summary describes the other financial studies and analyses Citigroup performed and other matters it took into account in rendering its opinion that are not described in Citigroup's opinion. Accordingly, Crompton respectfully submits that no further disclosure is necessary.

SEC Comment

31.
We note the disclosure in the first sentence of the first paragraph on page 44. Please disclose the aggregate amount of fees that Citigroup will receive in connection with the proposed merger.

Answer

The disclosure at page 49 has been revised in response to this comment.

Mayer, Brown, Rowe & Maw LLP

Ms. Pamela A. Long

SEC Comment

32.
We note the disclosure in the first sentence of the last paragraph of this section regarding your selection of Citigroup as your financial advisor. Please describe in greater detail the method of selection of your financial advisor. For example, did you look at other potential financial advisors and, if so, why did you choose Citigroup over them? See Item 1015(b)(3) of Regulation M-A.

Answer

The disclosure at pages 32 and 49 has been revised in response to this comment.

SEC Comment

33.
We note the disclosure in the second paragraph on page 44. Please disclose the amount of compensation that Citigroup received in connection with these services.

Answer

The disclosure at page 49 has been revised in response to this comment.

Opinion of Morgan Stanley & Co. Incorporated—Financial Advisor..., page 44

SEC Comment

34.
We note the disclosure in the second sentence of the first paragraph of this section regarding your selection of Morgan Stanley as your financial advisor. Please describe in greater detail the method of selection of your financial advisor. For example, did you look at other potential financial advisors and, if so, why did you choose Morgan Stanley over them? See Item 1015(b)(3) of Regulation M-A.

Answer

The disclosure at pages 32 and 49 has been revised in response to this comment.

SEC Comment

35.
We note the disclosure in the last bullet point on page 45 that Morgan Stanley "performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate." Please describe these other analyses that Morgan Stanley performed and discuss the other information and factors that it took into account for the purposes of its fairness opinion, or otherwise delete this reference.

Mayer, Brown, Rowe & Maw LLP

Ms. Pamela A. Long

Answer

The highlighted language in the summary is taken directly from Morgan Stanley's fairness opinion, the full text of which appears in Annex C, and a summary of the material financial and comparative analyses performed by Morgan Stanley and presented to the Crompton board of directors is included in the disclosure. This summary describes the other financial studies and analyses Morgan Stanley performed and other matters it took into account in rendering its opinion that are not described in Morgan Stanley's opinion. Accordingly, Crompton submits that no further disclosure is necessary.

SEC Comment

36.
We note the disclosure in the first sentence of the second paragraph on page 52. Please disclose the aggregate amount of fees that Morgan Stanley will receive in connection with the proposed merger.

Answer

The disclosure at page 57 has been revised in response to this comment.

SEC Comment

37.
We note the disclosure in the first paragraph on page 52. Please identify the services Morgan Stanley provided to your company and Great Lakes during the past two years. In addition, please disclose the amount of compensation that Morgan Stanley received in connection with these services.

Answer

Morgan Stanley has not provided any services to Crompton or Great Lakes in the past two years.

Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated—Financial..., page 52

SEC Comment

38.
We note the disclosure in the last sentence of the second paragraph of this section. Please delete this qualification as security holders are entitled to rely on this disclosure.

Answer

Crompton respectfully submits that the above-referenced qualification does not impair the right of security holders to rely on the disclosure in this section. Accordingly, Crompton has not deleted this qualification.

Mayer, Brown, Rowe & Maw LLP

Ms. Pamela A. Long

SEC Comment

39.
We note the disclosure in the last bullet point on page 53 that Merrill Lynch "reviewed such other financial studies and analyses and took into account such other matters as it deemed necessary, including its assessment of general economic, market and monetary conditions." Please describe these other financial studies and analyses that Merrill Lynch performed and discuss the other matters that it took into account for the purposes of its fairness opinion, or otherwise delete this reference.

Answer

The highlighted language in the summary is taken directly from Merrill Lynch's fairness opinion, the full text of which appears in Annex D, and a summary of the material financial and comparative analyses performed by Merrill Lynch and presented to the Great Lakes board of directors is included in the disclosure. This summary describes the other financial studies and analyses Merrill Lynch performed and other matters it took into account in rendering its opinion that are not described in Merrill Lynch's opinion. Accordingly, Crompton respectfully submits that no further disclosure is necessary.

SEC Comment

40.
We note the disclosure in the first sentence of the first full paragraph on page 61. Please disclose the aggregate amount of fees that Merrill Lynch will receive in connection with the proposed merger.

Answer

The disclosure at page 66 has been revised in response to this comment.

SEC Comment

41.
We note the disclosure in the first full paragraph on page 61 regarding services Merrill Lynch has provided in the past. Please identify the services Merrill Lynch provided to your company and Great Lakes during the past two years. In addition, please disclose the amount of compensation that Merrill Lynch received in connection with these services.

Answer

Merrill Lynch has not provided Crompton with any services in the past two years. The disclosure at page 66 with respect to Great Lakes has been revised in response to this comment.

Mayer, Brown, Rowe & Maw LLP

Ms. Pamela A. Long

Change in Control Agreements, page 62

SEC Comment

42.
If it is currently contemplated that the employment of any of Great Lakes' executive officers will be terminated in connection with the merger on terms that would entitle the officer to the benefits of a change in control agreement, please disclose this and the aggregate amount of benefits that such officer is expected to receive. Please also clarify whether the change in control agreements will be triggered if an officer becomes an employee of Crompton following the merger instead of Great Lakes. In this regard, we note your disclosure under "Continuing Employment of Great Lakes Executive Officers" on page 65 that executive officers may become officers or employees of Crompton rather than Great Lakes.

Answer

The disclosure at pages 5, 68 and 69 has been revised in response to this comment.

Other Change in Control Payments, page 63

SEC Comment

43.
Please disclose the aggregate amount payable to each named executive officer and director under the supplemental retirement plan upon the closing of the proposed merger.

Answer

The disclosure at pages 69 and 70 has been revised in response to this comment.

Non-Employees Directors' Deferred and Long-Term Compensation, page 64

SEC Comment

44.
Please disclose the aggregate amount payable to each director under the non-employees directors' deferred compensation plan upon closing of the proposed merger. In this regard, we note that each director appears to be entitled to payments attributable to deferred cash compensation and phantom units.

Answer

The disclosure at page 71 has been revised in response to this comment.

Mayer, Brown, Rowe & Maw LLP

Ms. Pamela A. Long

Rabbi Trust, page 64

SEC Comment

45.
Please disclose the aggregate amount of funds that Great Lakes expects to deposit in this trust.

Answer

The disclosure at page 71 has been revised in response to this comment.

The Merger Agreement, page 67

Conversion of Great Lakes Stock, Stock Options and Restricted Share Units, page 68

SEC Comment

46.
Please elaborate on the nature of the restrictions and forfeiture risks to which some shares of Great Lakes common stock are subject. Please confirm supplementally that counsel's opinion covers the legally issued, fully paid and non-assessable nature of these shares as well. We may have additional comments upon review of your response.

Answer

There are no shares of Great Lakes common stock that are subject to restrictions or forfeiture risks. The disclosure noted by the staff summarized provisions (for example, Section 2.3(c) of the merger agreement) that were included in the merger agreement, but the parties later determined did not apply to any Great Lakes shares. The disclosure at page 74 has been revised in response to this comment by deleting the references to treatment in the merger of Great Lakes shares subject to restrictions or forfeiture risks since there are no such Great Lakes shares.

Conditions to the Merger, page 70

SEC Comment

47.
We note the disclosure in the last paragraph of this section. Please disclose, if true, that your company and Great Lakes will re-solicit security holders if either company waives a material condition to the closing of the proposed merger.

Answer

Neither Crompton nor Great Lakes intends to re-solicit stockholder approval if a condition to closing the merger is waived. Disclosure to that effect has been added at page 78 in response to this comment.

Mayer, Brown, Rowe & Maw LLP

Ms. Pamela A. Long

Directors and Executive Officers of the Combined Company, page 82

SEC Comment

48.
Please ensure that each biography clearly provides the business experience of each director and executive officer for the past five years. In this regard, we note that Mr. Wood's biography does not appear to include information regarding his business experience between July 1997 and November 2000.

Answer

The disclosure at pages 88, 89, 91 and 92 has been revised in response to this comment.

Executive Officers, page 84

SEC Comment

49.
Please clarify the dates during which the executive officers held the various positions listed in their business experience summaries. For example, was Ms. Osar employed as senior vice president and chief financial officer of MeadWestvaco (and its predecessors) during the entire period between her employment with Tenneco, Inc. and your company? How long was Mr. Weiner employed by Exide Technologies? How long was Mr. Dunn the President of the North American Household Products Division of Reckitt & Colman plc?

Answer

The disclosure at pages 91 and 92 has been revised in response to this comment.

Material Federal Income Tax Considerations, page 86

SEC Comment

50.
Please delete the last sentence of the first paragraph on page 87 regarding the assumption that the proposed merger will be treated as a reorganization.

Answer

The disclosure at page 94 has been revised in response to this comment. The sentence in question immediately follows the caveat that no ruling has been requested from the Internal Revenue Service. This sentence merely is intended to clarify that the subsequent discussion of the consequences of the merger anticipates that the Internal Revenue Service will not challenge the treatment of the merger as a reorganization.

Mayer, Brown, Rowe & Maw LLP

Ms. Pamela A. Long

Description of Crompton Capital Stock, page 88

SEC Comment

51.
Please disclose the information required by Item 202(a)(2) of Regulation S-K. In this regard, we note the disclosure in the first two paragraphs of the first column on page 93.

Answer

Disclosure has been added at page 95 in response to this comment.

SEC Comment

52.
Please disclose the information required by Item 202(a)(5) of Regulation S-K. In this regard, we note the disclosure in the last risk factor on page 17.

Answer

Disclosure has been added at page 95 in response to this comment.

Rights Plan, page 90

SEC Comment

53.
We note the disclosure in the last sentence of this section. Please clarify why the rights were not exercisable with respect to the proposed merger.

Answer

Disclosure has been added at page 97 in response to this comment.

Comparison of the Rights of Crompton and Great Lakes Stockholders, page 91

SEC Comment

54.
Please remove the statement in the second paragraph of this section that the summary is qualified in its entirety by reference to the Delaware General Corporation Law and the parties' organizational documents. You may incorporate or qualify information inside the prospectus by reference to information outside the prospectus only where incorporation or the summary of a document is required. See Rule 411 (a) of Regulation C.

Answer

The statement has been removed from the disclosure at page 98 in response to this comment.

Mayer, Brown, Rowe & Maw LLP

Ms. Pamela A. Long

Unaudited Pro Forma Combined Financial Information, page F-1

If your Form S-4 goes effective prior to the date your Form 10-Q is due, please address the following two comments in your pro forma financial statements:

SEC Comment

55.
We note that your security holders are to vote on the merger with Great Lakes and not the proposed sale of your refined products. Please revise your pro forma combined financial statements such that pro forma columns are presented as follows:

•
Crompton as Reported

•
Refined Products

•
Pro forma subtotal for the discontinued operation

•
Great Lakes as Reported

•
Pro forma adjustments for the merger

•
Pro Forma Combined

Such presentation will allow security holders to understand the impact the proposed merger separate from the impact on the proposed sale of your refined products business. Refer to Instruction 6 to Rule 11-02(b) of Regulation S-X for guidance.

Answer

Crompton filed its Form 10-Q for the quarter ended March 31, 2005 on May 9, 2005. In accordance with the lead-in sentence to comments 55 and 56 in the staff's letter, Crompton believes this comment no longer applies.

SEC Comment

56.
Based on the disclosure provided in note (1), we note that you intend to present your refined products business as discontinued operations. You must therefore present your pro forma Combined Statements of Operations for the years ended December 31, 2003 and 2002 reflecting this proposed sale. Refer to Rule 11-02(c)(2)(ii) of Regulation S-X to reflect the necessary restatement of your historical financial statements. We remind you however that the proposed merger should only be reflected in your Pro Forma Combined Statements of Operations for the year ended December 31, 2004.

Mayer, Brown, Rowe & Maw LLP

Ms. Pamela A. Long

Answer

Crompton filed its Form 10-Q for the quarter ended March 31, 2005 on May 9, 2005. In accordance with the lead-in sentence to comments 55 and 56 in the staff's letter, Crompton believes this comment no longer applies.

SEC Comment

57.
Please revise note 2 to identify each specific item and related amount being reclassified. Indicate whether the reclassification relates to the historical financial statements of your company or Great Lakes. In addition, provide for us supplementally your basis for any reclassification between operating and non operating income.

Answer

Note 2 has been revised to identify each specific item and the related amount being reclassified. The only reclassifications between operating and non-operating income are reclassifications (2q) and (2v) in Note 2, which relate to amortization of intangible assets, and reclassifications (2s) and (2x) in Note 2, which relate to earnings from certain of Great Lakes' equity investees. As the intangible assets are expected to be productive operating assets of the combined company, Crompton believes that the amortization cost pertaining to these assets should be a component of operating expenses. Historically, Great Lakes' has reflected the income from its three equity investments as a component of "Other (income) expense, net". Crompton anticipates that two of the three equity investments will be an integral part of the operations of the combined company, while the third equity investment will not. Accordingly, Crompton has reclassified the equity income derived from the two integrated equity investments from non-operating income to operating income, consistent with the treatment of its own equity investments.

SEC Comment

58.
Please revise note 3 to provide the following additional information in accordance with SFAS 141:

•
The nature of any pre-acquisition contingencies related to the acquisition and, if applicable, the magnitude of any potential accrual and range of reasonably possible losses.

•
Based on the disclosure on page 8, it appears that you believe that $1.1 billion of the aggregate consideration will be allocated to goodwill. Based on this current expectation, provide a description of the factors that contributed to this very significant portion of the purchase price being allocated to goodwill. Identify the nature of the intangible assets you have currently identified. Address whether you have any preliminary information regarding the fair value of these assets.

•
Disclose of the range of estimated pre-tax integration costs of $90-$100 million, as disclosed on page 14 of the prospectus.

Mayer, Brown, Rowe & Maw LLP

Ms. Pamela A. Long

Answer

At this time, Crompton is not aware of any pre-acquisition contingencies related to the merger that should be reflected in the purchase price allocation. Thus, Crompton does not believe any additional disclosure is required in note 3 to the pro forma combined financial statements.

The disclosure at pages 9 and 72 has been revised in response to the portion of this comment regarding the estimated $1.1 billion of goodwill.

Disclosure has been added to note 3 to the pro forma financial statements in response to the portion of this comment regarding the range of estimated pre-tax costs.

SEC Comment

59.
Please revise note 6 and provide a discussion for pro forma adjustment 3(h) to provide security holders with additional information to support your adjustment to long term debt and the related impact to interest expense. Specifically, disclose the stated rate of Great Lakes debt and the interest rate you assumed in the $40 million fair value adjustment to long term debt. Also disclose the remaining period to maturity and indicate that such fair value adjustment is being amortized over the remaining period to maturity using the interest method. Additionally address for us supplementally why the apparent premium you recorded results in an increase to your pro forma interest expense.

Answer

Note 6 has been revised in response to this comment.

Annex C

SEC Comment

60.
Please re-file a signed version of Morgan Stanley's opinion.

Answer

Crompton has re-filed a signed version of Morgan Stanley's opinion in response to this comment.

Annex D

SEC Comment

61.
We note that Merrill Lynch assumed that the final form of the merger agreement would be substantially similar to the last draft reviewed by Merrill Lynch. Please clarify how the

Mayer, Brown, Rowe & Maw LLP

Ms. Pamela A. Long

  agreement changed subsequent to review by Merrill Lynch and indicate whether the changes were material.

Answer

The following changes were made to the merger agreement from the last draft reviewed by Merrill Lynch: removal of brackets, filling in of share numbers in Crompton's capitalization representation, addition of a no restatement representation for Crompton, modification of various operating covenants to allow Great Lakes to amend various benefit plans and corrections of minor typographical errors. None of these changes were material.

Item 21. Exhibits and Financial Statement Schedules, page 11-1

SEC Comment

62.
Please file as promptly as possible all exhibits required by Item 601 of Regulation S-K, in particular Exhibits 8.1 and 8.2. These exhibits and any related disclosure are subject to review and you should allow a reasonable time for our review prior to requesting acceleration.

Answer

Exhibits 8.1, 8.2 and 99.2 have been filed in response to this comment.

SEC Comment

63.
With respect to Exhibit 2.1, please disclose your agreement to furnish supplementally a copy of any omitted schedules or similar supplements to the Commission upon request. This agreement to furnish the staff with copies of omitted schedules or similar supplements may be included in the exhibit index to your registration statement. In addition, please revise Exhibit 2.1 to include a list briefly identifying the contents of all omitted schedules or similar supplements. See Item 601(b)(2) of Regulation S-K.

Answer

The exhibit index has been revised in response to this comment.

SEC Comment

64.
Please either revise Exhibit 4.1 to include a reference to the certificate of designation of your Series A junior participating preferred stock or list this certificate of designation as a separate exhibit.

Mayer, Brown, Rowe & Maw LLP

Ms. Pamela A. Long

Answer

The description of Exhibit 4.1 has been revised in response to this comment. The form of certificate of designations for Crompton's Series A junior participating preferred stock is attached as an exhibit to the Rights Agreement that is incorporated by reference into the Registration Statement.

Exhibit 5.1

SEC Comment

65.
We note that you have registered rights to purchase shares of your Series A junior participating preferred stock. Counsel must opine that these rights are a legal, binding obligation of the registrant and enforceable against the registrant. Please revise accordingly.

Answer

Exhibit 5.1 has been revised in response to this comment to provide the opinion required by Item 601(b)(5)(i) of Regulation S-K regarding the rights. Please note that the rights are equity securities within the meaning of Rule 405 of Regulation C and are not debt securities as that term is used in Item 601(b)(5)(i) of Regulation S-K.

SEC Comment

66.
Counsel's opinion defines the "Crompton Common Stock" upon which it opines as the shares into which shares of Great Lakes common stock that are "issued and outstanding at the effective time of the Merger" will convert. However, according to the notes to your fee table and disclosure on page 68, the registration statement also covers the Crompton shares into which 6,416,745 Great Lakes shares that are subject to options and stock plans will convert. Please revise the legality opinion so that it clearly covers all of the shares that are being registered on this registration statement.

Answer

Exhibit 5.1 has been revised in response to this comment.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

General

SEC Comment

67.
Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable. In addition, please

Mayer, Brown, Rowe & Maw LLP

Ms. Pamela A. Long

  provide to us supplementally the proposed revisions that you will make in response to our comments.

Answer

Please see the responses set forth below to comments 68 through 77.

Cover Page

SEC Comment

68.
We note the disclosure regarding the market value of the voting stock held by non-affiliates of your company. This calculation must be made as of the last business day of your company's most recently completed second fiscal quarter. Please revise accordingly.

Answer

In future filings to which this comment is applicable, Crompton advises that it will disclose the market value of the voting stock held by non-affiliates of Crompton as of Crompton's most recently completed second fiscal quarter.

Part I

Item 1. Business, page 2

Sources of Raw Materials, page 8

SEC Comment

69.
We note the disclosure in the last sentence of the first paragraph of this section. Please clarify whether you are dependent on this supplier or if these raw materials are readily available from other sources.

Answer

In future filings to which this comment is applicable, Crompton advises that it will provide the following disclosure (with such changes as may be necessary to reflect the facts or circumstances existing as of the date of the applicable filing):

  Crompton is not dependent on any one supplier for a material amount of its raw material requirements. One supplier provides Crompton with approximately 10% to 15% of diverse raw materials sourced from the supplier's multiple manufacturing/processing locations, but the raw materials that Crompton purchases from this supplier are available elsewhere and could be purchased by Crompton from multiple sources.

Mayer, Brown, Rowe & Maw LLP

Ms. Pamela A. Long

Intellectual Property and Licenses, page 8

SEC Comment

70.
Please disclose when your material patents or other intellectual property rights expire or terminate. In addition, please expand the disclosure to discuss the products you license. In this regard, we note the disclosure in the last sentence of the first paragraph in the section entitled "Crop Protection" on page 7.

Answer

While Crompton owns patents that cover certain of Crompton's products, and continually seeks patent protection for new products being developed by Crompton, Crompton believes that the loss of any individual patent or other intellectual property right would not materially affect Crompton's operating results and that no individual patent or other intellectual property right is otherwise material to Crompton. Accordingly, Crompton does not believe that it is appropriate to disclose expiration or termination dates for any patent or other intellectual property right in its future filings.

In future filings to which the portion of this comment regarding licenses is applicable, Crompton advises that it will revise the disclosure regarding Crompton's licenses as follows (with such changes as may be necessary to reflect the facts or circumstances existing as of the date of the applicable filing):

  Crompton is licensed to use certain patents and technology owned by other companies, including some foreign companies, to manufacture products complementary to its own products, for which it pays royalties in amounts not considered material to Crompton's consolidated results. Crompton believes that the loss of any license would not materially affect Crompton's operating results and that no individual license is otherwise material to Crompton. Products to which Crompton has such rights include certain polymer additives, lubricant additives and crop protection products. Generally, the patent licenses expire when the underlying patent rights expire.

Competitive Conditions, page 9

SEC Comment

71.
Please revise to balance by disclosing your competition's advantages over you and discussing how this affects your competitive position within your industries.

Answer

In future filings to which this comment is applicable, Crompton advises that it will add the following disclosure to the description of the competitive conditions affecting Crompton (with

Mayer, Brown, Rowe & Maw LLP

Ms. Pamela A. Long

such changes as may be necessary to reflect the facts or circumstances existing as of the date of the applicable filing):

  Some of our existing competitors are larger than we are and may have more resources, or better access to capital markets, for continued expansion or new product development than we do. Some of our competitors also have greater product range or better distribution capability than we do for specific products or geographic regions. Price competition also exists in our operating markets due to factors such as industry overcapacity and low-cost competition. Increased competition could cause us to reduce our prices and take other steps to compete effectively, which could negatively affect our results of operations. In addition, even if we raise our prices, our competitors' reactions to such price increases could cause us to reevaluate and perhaps reverse such price increases.

Item 3. Legal Proceedings, page 13

Environmental Liabilities—Laurel Park, page 13

SEC Comment

72.
Please disclose your aggregate liability with respect to this site. In addition, please clarify whether this liability includes amounts relating to operation and maintenance activities at this site.

Answer

In future filings to which this comment is applicable, Crompton advises that it will add the following disclosure (with such changes as may be necessary to reflect the facts or circumstances existing as of the date of the applicable filing):

Mayer, Brown, Rowe & Maw LLP

Ms. Pamela A. Long

  Crompton's aggregate liability with respect to the Laural Park site is $3.1 million, which relates to operations and maintenance activities. All active remediation activities at the site are completed.

SEC Comment

73.
We note the disclosure in the first sentence of the second paragraph of this section. Please disclose the aggregate amount of your recoveries, exclusive of the recovery discussed in this paragraph.

Answer

In future filings to which this comment is applicable, Crompton advises that it will add the following disclosure (with such changes as may be necessary to reflect the facts or circumstances existing as of the date of the applicable filing):

  Crompton's share of the aggregate recoveries through May 6, 2005 with respect to the Laural Park site (exclusive of the pending recoveries from the municipalities described below) was approximately $7.7 million.

Environmental Liabilities—Petrolia, page 14

SEC Comment

74.
Please disclose the name of the court in which the proceedings are pending and the relief sought, including the amount of damages and the portion of these damages for you which may be liable.

Answer

In future filings to which this comment is applicable, Crompton advises that it will add the following disclosure (with such changes as may be necessary to reflect the facts or circumstances existing as of the date of the applicable filing):

  In March 2004, Crompton and other entities that conduct or conducted business near the Petrolia, Pennsylvania facility were named as defendants in a toxic tort class action lawsuit filed in the Court of Common Pleas of Butler County, Pennsylvania, claiming damages allegedly arising from alleged contamination in and around the Bear Creek Area Chemical Site. In addition to seeking property damages, damages for personal injury, punitive damages and other compensatory damages, plaintiffs also seek injunctive relief to clean up the alleged contamination, response costs and medical monitoring. Plaintiffs have not yet set out in their pleadings a claim for a specific amount of damages. This action is in the early stages of litigation and Crompton cannot predict its outcome.

Antitrust Investigations and Related Matters, page 15

Civil Lawsuits—ParaTec Elastomers Cross-Claims, page 16

SEC Comment

75.
Please disclose the amount of damages ParaTec Elastomers is seeking.

Answer

In future filings to which this comment is applicable, Crompton advises that it will add the following disclosure (with such changes as may be necessary to reflect the facts or circumstances existing as of the date of the applicable filing):

  ParaTec Elastomers' complaint does not specify an exact amount of alleged damages. It seeks damages "in an amount to be determined at trial," including

Mayer, Brown, Rowe & Maw LLP

Ms. Pamela A. Long

  attorneys' fees and punitive damages with respect to certain of the alleged causes of action, injunctive relief, pre- and post- judgment interest, costs and disbursements and such other relief as the court deems just and proper.

Item 5. Market For Registrant's Common Equity..., page 25

SEC Comment

76.
Please disclose the information regarding the number of holders of your common stock as of the most recent practicable date. Sec Item 201(b) of Regulation S-K.

Answer

In future filings to which this comment is applicable, Crompton advises that it will disclose the number of holders of its common stock as of the most recent practicable date as required by Item 201(b) of Regulation S-K. As of May 9, 2005 there were 5,219 holders of record of Crompton common stock.

Item 9A. Controls and Procedures, page 103

SEC Comment

77.
Please describe in greater detail the nature of the material weakness identified in your disclosure and the specific steps you have taken to remediate this material weakness. In addition, please clarify whether or not KPMG LLP confirmed these steps. Finally, please disclose when the material weakness was identified, the impact on the financial statements, the period to which the errors relate, and the period for which the errors were corrected.

Answer

During the course of its review of Crompton's 2004 income tax accounts prior to Crompton's February 3, 2005 press release covering year-end results, Crompton's auditors identified fourth quarter 2004 errors in Crompton's income tax accounts. Although the errors were corrected prior to the February 3, 2005 press release, management had determined this to be a material weakness. The material weakness was the result of an inadequate internal review, which led to the misstatement of fourth quarter current income taxes payable and certain fourth quarter deferred tax assets and liabilities prior to the review by Crompton's auditors. One error related to a year-end journal entry which was incorrectly recorded based on a misinterpretation of certain information thereby resulting in a misstatement of current taxes payable and current income tax expense. The second error was due to the failure to recognize that certain domestic deferred tax liability positions should have been reversed in conjunction with the conclusion of IRS examinations in December 2004, with a resulting offset to deferred tax expense. These errors originated in the 4th quarter of 2004 and were corrected in the same period with no resulting impact on any reported financial statements.

Mayer, Brown, Rowe & Maw LLP

Ms. Pamela A. Long

Subsequent to December 31, 2004, Crompton's management designed and implemented certain compensating controls designed to prevent and detect such errors. Crompton's management believes these controls would have functioned effectively in detecting and preventing the errors before Crompton filed its Form 10-K. However, at the time Crompton's auditors reviewed the income tax accounts prior to Crompton issuing its February 3, 2005 press release, these control activities had not been completed.

Crompton's management believes these additional compensating controls minimize the risk associated with this material weakness. These controls include the use of a registered public accounting firm to review Crompton's income tax accounts and disclosures. In addition, Crompton has engaged a registered public accounting firm to review its interim and year-end income tax accounting processes to assist Crompton in identifying and implementing improvements in the timing and execution of accounting and control activities related to such processes.

Beginning with the first quarter of 2005, Crompton has implemented additional procedures that include redesigning work-papers, improving information flow, strengthening its review procedures, and enhancing communication within the accounting and tax departments to ensure that such errors do not reoccur.

Crompton's management has reviewed its remediation plans, including its enhancements to the design of its internal controls over the income tax area, with KPMG LLP ("KPMG"). KPMG has indicated the design of internal controls over the income tax area appears appropriate. As part of the 2005 audit, KPMG will test the operating effectiveness of these internal controls.

RESPONSE TO COMMENT IN SEC COMMENT LETTER DATED MAY 6, 2005

SEC Comment

1.
Exhibit 10.22 to your annual report on Form 10-K for the fiscal year ended December 31, 2004, incorporated by reference to Exhibit 10.43 to your registration statement on Form S-4 filed October 8, 2004, is an August 16, 2004 credit agreement between your company, various lending institutions, Deutsche Bank AG, Cayman Islands Branch, and Deutsche Bank AG New York Branch. The Schedule of Existing Indebtedness filed as Schedule VII to the agreement lists bank guarantees issued to Crompton Europe B.V. in favor of GFTO Hotin Sq., Maisat, Damascus, Syria, and ASSC-Tehran. It also lists a bank guarantee issued to Crompton B.V. in favor of Foreign Trade, Damascus, Syria.

  Please describe for us your/your subsidiaries' relationships with Syria and Iran, and/or Syrian or Iranian entities, and whether any Syrian or Iranian entity with which you have contact is an agency of, or controlled by, the government of Syria or Iran. In light of the fact that Syria and Iran have been identified by the U.S. State Department as state sponsors of terrorism, and are subject to economic sanctions

Mayer, Brown, Rowe & Maw LLP

Ms. Pamela A. Long

  administered by the U.S. Treasury Department's Office of Foreign Assets Control, please advise us of the materiality to your company of your contacts with those countries and/or entities located there, and give us your view as to whether those contacts constitute a material investment risk for your security holders. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company's reputation and share value, that a reasonable investor would deem important in making an investment decision.

Answer

Certain of Crompton's non-U.S. affiliates have conducted, and continue to conduct, limited business activities in Iran and Syria, primarily through third party distributors. Such business relates to the sale of agricultural products and additives for industrial uses. The crop protection products sold in Iran and Syria are used to protect and enhance the yield of cereal grains and to curtail the spread of malaria by controlling mosquitoes, consistent with Crompton's business efforts in other developing countries in the Middle East, Africa and Eastern Europe. In addition, Crompton sells a small quantity of catalyst components and additives used in the production of polyolefins and PVC. These plastics are used in applications aimed at improving quality and conservation of food, ensuring safe transportation of drinking water, and advancing safe handling of waste. Crompton also supplies a small amount of rubber chemicals to tire manufacturers in the region.

Crompton's business activities in Syria and Iran have been undertaken and independently managed by Crompton's Dutch and German affiliates. These non-U.S. affiliates trade throughout the world, and their trade with the countries in question represent a very small portion of Crompton's global business. For the year ended December 31, 2004, to the best of Crompton's knowledge, sales of Crompton products to Iran and Syria accounted for approximately one-quarter of one percent (0.25%) of Crompton's consolidated revenues. Crompton supplementally advises the staff that if U.S. regulations were to change in a way that would strictly prohibit Crompton from doing business in either or both Iran and Syria, then Crompton would cease operating in those countries. This would have an immaterial effect on Crompton's operating results.

Crompton scrupulously and uncompromisingly complies with applicable U.S. economic sanctions and export control laws, including the laws and regulations applying to Syria and Iran. To this end, Crompton requires that all of its affiliates (including U.S. and foreign personnel) adhere to a comprehensive U.S. trade control (including economic sanctions and export or re-export controls) compliance program. Under this program, "U.S. persons" (as defined under relevant U.S. sanctions regulations) are prohibited from conducting business involving or specifically supporting, approving, or facilitating transactions in or with any country subject to U.S. embargo (absent U.S. Government approval). Relevant personnel receive ongoing U.S. sanctions compliance training to ensure that their understanding of the law and Crompton's trade control compliance policy and procedures is accurate and up to date.

Mayer, Brown, Rowe & Maw LLP

Ms. Pamela A. Long

In response to this comment, Crompton has considered both quantitative and non-quantitative factors, such as the impact of such business activities on Crompton's reputation and share value, with respect to its business activities in Syria and Iran. Given the type of business activity conducted and the immateriality of such business, Crompton does not believe there is a material investment risk for Crompton's security holders nor would such activities be deemed important in making an investment decision.

* * * * *

Crompton and Great Lakes would appreciate receiving the staff's further comments or questions with respect to the foregoing as soon as possible. Please direct any such comments or questions to the undersigned at (312) 701-8492.

                      Submitted at the request and
                      on behalf of Crompton Corporation and
                      Great Lakes Chemical Corporation,

                      /s/ James T. Lidbury

                      James T. Lidbury

cc:
Jeanne Baker
Tracey Houser
Andrew Schoeffler